Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion and analysis of the financial condition and results of operations of STX Filmworks, Inc., which you should read in conjunction with the consolidated financial statements of STX Filmworks, Inc. and related notes included as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K. The following discussion contains forward-looking statements based upon our current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed in “Part II—Item 3. Key Information—Risk Factors” in Eros STX Global Corporation’s transition report on Form 20-F, submitted to the SEC on October 30, 2020 (as amended).

Overview

We are an innovative global entertainment company that develops, produces and distributes premium content across a variety of platforms. We generate revenue from box office receipts and licensing and distribution arrangements for films, TV and other content. During the three months ended June 30, 2020, approximately 95% of our revenue was generated from our films.

Our revenue decreased from $110.6 million for the three months ended June 30, 2019 to $97.2 million for the three months ended June 30, 2020.

We have incurred losses in each of our fiscal years since we commenced operations. We had a loss from operations of $50.4 million and income from operations of $21.0 million for the three months ended June 30, 2019 and 2020, respectively, and negative EBITDA of $59.4 million and positive $16.4 million, respectively, for the same periods. Free cash flow was negative $84.8 million and positive $30.1 million for the three months ended June 30, 2019 and 2020, and we had cash, cash equivalents, and restricted cash of $45.9 million and $55.8 million as of the end of such periods, respectively. For definitions of EBITDA and free cash flow, see ‘‘—Non-GAAP Measures.’’

Under U.S. GAAP, STX is required to expense in its statements of operations marketing and distribution costs upon release of its films, but amortize production expenses to match the first cycle revenue window for each film. Accordingly, like other film studios that report in U.S. GAAP, STX recorded greater expenses relative to projected future revenue as it was ramping its production and distribution. However, STX's operating cash flow and EBITDA have generally improved in the periods prior to the Merger as its content library scaled. The Company believes STX is now at a point of realizing the sustainable benefits of a well-established film library, while continuing to invest in long-lived content ownership and revenue growth. As such, the Company's previously disclosed guidance reflects expected ongoing improvement in these operating results.

COVID 19 Pandemic

The COVID-19 pandemic and other adverse public health developments has adversely affected our business and results of operations.

The COVID-19 outbreak has caused significant disruptions, and the outbreak has spread globally to many countries where we distribute films. On March 11, 2020, the World Health Organization designated the outbreak a pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including imposing restrictions on movement and travel such as quarantines and shelter-in-place requirements, or nationwide lockdowns, as well as restricting or prohibiting outright some or all commercial and business activity, including the closure of some or all theaters and disrupting the production and availability of content, including delayed, or in some cases, shortened or cancelled theatrical releases. These measures, though currently temporary in nature, may become more severe and continue indefinitely depending on the evolution of the pandemic. Although a vaccine has been recently made available to the public, the vaccine distribution to the public is in the early stages and the pandemic is expected to worsen before it gets better.

The pandemic has affected our ability to generate revenues from the monetization of film content in various distribution channels through agreements with commercial theater operators and may continue to do so unless and until the pandemic subsides or an effective treatment or vaccine is discovered. The extent of the adverse impact on our financial and operational results will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of COVID-19 and among other things, the impact of governmental actions imposed in response to the pandemic and individuals’ and companies’ risk tolerance regarding health matters going forward. Our business also could be significantly affected even after reopening of certain operations, should the disruptions caused by the COVID-19 lead to changes in consumer behavior (such as social distancing becoming the norm independent of any pandemic conditions) and also delayed in production schedule. For example, some areas may not re-open movie theaters or, if they do, some individuals may not feel comfortable gathering in public places such as movie theaters.

The continued spread of COVID-19 has adversely affected many industries, as well as the economies and financial markets of many countries, including many of the countries in which we distribute content, resulting in a significant deceleration of economic activity. This slowdown has, among other things, reduced production, decreased the level of trade, and led to widespread corporate downsizing, causing a sharp increase in unemployment. We have also seen significant disruption of, and extreme volatility in, the global capital markets, which could increase the cost of, or entirely restrict our access to, capital. This volatility and uncertainty have adversely affected our stock price and may continue to do so. As a result, to the extent we determine it is in our best interests to access the capital markets or refinance some or all of our indebtedness, we may not be able to do so on terms that are acceptable to us, or at all. The impact of COVID-19 and the governmental responses thereto on global, national and local economies is still uncertain and, unless the outbreak is contained, these adverse impacts could worsen, impacting all segments of the global economy, and result in a significant recession or worse. Considerable uncertainty still surrounds COVID-19 and its potential effects, and the extent of and effectiveness of any responses taken on a local, national and global level. Infections may become more widespread and that could accelerate or magnify one or more of the risks described above. While we expect the pandemic and related events will have a negative effect on our business, the full extent and scope of the impact on national, regional and global markets and economies, and therefore our business and industry, is highly uncertain and cannot be predicted. Accordingly, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, any of which could have a material adverse impact on our business and our results of operation and financial condition.

Additionally, on March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which contains provisions intended to mitigate the adverse economic effects of the COVID-19 pandemic. It is uncertain whether, or how much, Eros and STX may benefit from the current CARES Act and any subsequent legislation or government action intended to provide financial relief or assistance, either in the U.S. or abroad.

We are monitoring the rapidly evolving situation and its potential impacts on our financial position, results of operations, liquidity, and cash flows.

Description of Major Components of our Results of Operations

Revenue

We generate revenue from both our film and TV and other operations. We generate revenue from direct distribution of our films in the United States, Canada, the United Kingdom and Ireland through (i) the remittance of a portion of gross box office receipts by theater operators, (ii) the recognition of advances paid by distributors as physical copies of our films on DVD and Blu-ray discs are sold, (iii) the remittance of a portion of receipts by digital platforms from the sale of digital copies of our films, and (iv) the receipt of license fees from pay TV networks, streaming platforms and free TV networks. We generate revenue from our films in the rest of the world through the receipt of license fees plus a portion of the gross receipts after the distributor recoups their license fee. During the three months ended June 30, 2019 and June 30, 2020 over 87% of our revenue was generated from our films. During the same periods, approximately 15.3% and nil%, respectively, of our revenue was from the theatrical release of our films in the United States and Canada.

We generate revenue from our TV and other content through the receipt of producer and license fees from cable and broadcast networks, streaming platforms and publishers and social media platforms. Revenue generation from our TV and other content is in an early stage compared to our film content and did not account for a significant portion of our revenue during the three months ended June 30, 2019 and 2020. However, as our TV and other business further develops, we anticipate that it will account for an increasing portion of our revenue going forward.

The table below sets forth our revenue generated by each of these aspects of our business operations and such revenue as a percentage of total revenue.

	For the Three Months Ended June 30
	2019		2020
	$	%	$	%
	(in thousands, except percentages)
	(unaudited)
Revenue
Film
Theatrical	16,937	15.3	—	0.0
Home Entertainment	26,323	23.8	31,863	32.8
TV/streaming	22,375	20.2	40,439	41.6
Other Post-Theatrical	173	0.2	1,379	1.4
International	22,396	20.2	18,445	19.0
Total Film	88,204	79.7	92,126	94.8
TV and Other	22,401	20.3	5,030	5.2
Total revenue	110,605	100.0	97,156	100.0

Our theatrical revenue, which consists of our share of gross box office receipts from theater operators in the United States and sub-distributors in Canada, fluctuates largely based on the number of films that we release during the period and the success of those films in attracting moviegoers. We anticipate that our focus going forward will be on films that we develop or co-develop, produce or co-produce and for which we acquire or retain the domestic and/or international distribution rights (referred to as ‘‘produced and distributed films’’).

Our post-theatrical revenue consists of (i) home entertainment, which is revenue generated in the United States and Canada from the remittance of sale proceeds by distributors from the sale of physical copies of our films on DVD and Blu-ray discs, (ii) TV/streaming, which is the remittance of a portion of receipts by digital platforms from the sale of digital copies of our films, the receipt of license fees from pay TV, streaming platforms and free TV and (iii) other post-theatrical revenue including revenue generated through the receipt of fees for exhibition of our films by non-cinematic organizations, such as airlines, hotels and others. Post-theatrical revenue is dependent largely upon the success of our films with home movie-watchers, which generally is related to the theatrical success of our films within the United States.

Our international revenue consists of the revenue generated from our films in markets other than the United States and Canada. In the United Kingdom and Ireland, we distribute our films directly. As in the U.S. market, theater operators in the United Kingdom and Ireland remit a portion of gross box office receipts to us. Other than in the United States, the United Kingdom and Ireland, we license distribution rights in the films we produce and/or distribute on a territory-by-territory basis to our distribution partners. In these territories, we generate revenue primarily through the receipt of minimum guaranteed license fees. We also have some upside potential under these agreements, which generally provide that we receive a portion of the gross receipts after the distributor recoups its minimum guaranteed license fee. Our international revenue varies based on the international appeal of our films, which is often linked to the theatrical success of our films within the United States. However, because international licensing revenue includes revenue from licensing for theatrical, home entertainment, TV and digital distribution of our films in foreign markets, it is not as susceptible to large variations caused by the success of a small number of films.

Operating Expenses

Operating expenses primarily include: (i) direct operating expenses, which primarily include film and television amortization, participations and residuals and allocated overhead, (ii) distribution and marketing expenses, which include advertising and marketing expenses and home video distribution expenses, (iii) general and administrative expenses, including wages, salaries, severance costs and fees paid to employees and consultants, including share based expenses, travel and entertainment expenses, facilities and office expenses, including lease payments, certain office supplies and office services and outside professional fees such as accountants, lawyers and other advisors, and (iv) depreciation and amortization. For the three months ended June 30, 2019 and 2020, our total operating expenses were $161.0 million and $76.1 million, respectively.

The table below provides details as to our operating expenses during the periods indicated:

	For the Three Months Ended June 30,
	2019	2020
	(in thousands)
	(unaudited)

Direct operating expenses	$77,912	$45,198
Distribution and marketing expenses	67,568	10,938
General and administrative expenses	14,974	16,416
Depreciation and amortization expenses	540	435
Restructuring expense	—	3,141
Total operating expenses	$160,994	$76,128

For distribution-only films, other producers generally cover all the development, production, advertising and marketing costs, and we earn a distribution fee and other consideration while assuming minimal financial risk, other than the minimum guaranteed license fee we pay or co-financing investment in any such film or any portion of our distribution fee which is contingent on film performance.

Interest Expense

Interest expense primarily represents (i) interest on bank and other borrowings, and (ii) other finance costs, including facility fees in connection with our Prints and Advertising Facility, amortization of debt issuance costs and interest accrued for Series C Non-Consenting shareholders requesting redemption of their shares. For the three months ended June 30, 2019 and 2020, our interest expense was $6.1 million and $5.7 million, respectively.

Results of Operations

The table below sets forth our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included as an exhibit in this prospectus. The results of operations for our TV and other segment are not material to the trend of the financials and therefore, the results of operations discussed below do not treat the results of our Film segment and our TV and other segment separately.

	For the Three Months Ended June 30,
	2019	2020
	(in thousands)
	(unaudited)

Revenue	$110,605	$97,156
Expenses
Direct operating expenses	77,912	45,198
Distribution and marketing expenses	67,568	10,938
General and administrative expenses	14,974	16,416
Depreciation and amortization expenses	540	435
Restructuring expense	—	3,141
Total operating expenses	160,994	76,128
(Loss) income from operations	(50,389)	21,028
Other income (expense)
Interest income	129	—
Interest expense	(6,109)	(5,699)
Shareholder exit expense	(9,559)	(5,083)
(Loss) income before income taxes	(65,928)	10,246
Income tax provision	111	90
Net (loss) income	$(66,039)	$10,156

Three Months Ended June 30, 2020 to Three Months Ended June 30, 2019

Revenue

Our revenue decreased by 12%, from $110.6 million for the three months ended June 30, 2019 to $97.2 million for the three months ended June 30, 2020. This decrease was the result of a decrease in the TV operations.

Our revenues from film increased by 4%, from $88.2 million for the three months ended June 30, 2019 to $92.1 million for the three months ended June 30, 2020. The increase was primarily due to an increase in the three months ended June 30, 2020 of our post-theatrical revenue from $48.9 million for the three months ended June 30, 2019 to $73.7 million for the three months ended June 30, 2020. This is offset by a decrease in theatrical revenues from $16.9 million for the three months ended June 30, 2019 to nil for the three months ended June 30, 2020, due to the closure of theaters as a result of COVID-19. Also, due largely to COVID-19 and the delay in the release of films, our international revenues decreased from $22.4 million in the three months ended June 30, 2019 to $18.4 million for the three months ended June 30, 2020.

Our revenues from TV and other operations, which include TV and digital programming, decreased by 78%, from $22.4 million for the three months ended June 30, 2019 to $5.0 million for the three months ended June 30, 2020. This decrease was primarily due to a high revenue non-scripted TV show being delivered during the three months ended June 30, 2019 with no comparable TV show in the three months ended June 30, 2020.

Direct operating expenses

Direct operating expenses decreased by 42%, from $77.9 million for the three months ended June 30, 2019 to $45.2 million for the three months ended June 30, 2020. The decrease was due to the decrease in revenue and the increase of profitability for the titles that generated revenue for the three months ended June 30, 2020 compared to the three months ended June 30, 2019. The direct operating expenses are a function of revenue and profitability as the individual forecast method is used, which bases the proportion that the current year’s revenue bears to the estimate of the ultimate revenue. The decrease also included one higher cost non-scripted TV show being delivered for the three months ended June 30, 2019.

Distribution and marketing expenses

Distribution and marketing expenses decreased by 84%, from $67.6 million for the three months ended June 30, 2019 to $10.9 million for the three months ended June 30, 2020. The decrease was due to a decrease in domestic theatrical releases as a result of the closure of theaters due to COVID-19 reducing the corresponding domestic marketing, distribution and releasing costs.

General and administrative expenses

General and administrative expenses increased by 10%, from $15.0 million for the three months ended June 30, 2019 to $16.4 million for the three months ended June 30, 2020. The increase was largely due to general and administrative expenses not being allocated as overhead to productions as the Company did not have any films in production due to Covid-19 shutting down of all production.

Depreciation and amortization expenses

Depreciation and amortization expenses decreased by 19%, from $540 thousand for the three months ended June 30, 2019 to $435 thousand for the three months ended June 30, 2020. The decrease was due to the increase in the number of fixed assets that are now fully depreciated.

Restructuring Expenses

Restructuring expenses represent the costs for lawyers, accountants and consultants to prepare for the merger of STX and Eros International Plc.

(Loss) income from operations

As a result of the foregoing, our loss from operations decreased from a loss from operations of $50.4 million for the three months ended June 30, 2019 to income from operations of $21.0 million for the three months ended June 30, 2020.

Interest income

Our interest income decreased by 100%, from $129 thousand for the three months ended June 30, 2019 to nil for the three months ended June 30, 2020. This decrease was due to a decrease in our interest-bearing investment accounts.

Interest expense

Our interest expense decreased by 7%, from $6.1 million for the three months ended June 30, 2019 to $5.7 million for the three months ended June 30, 2020. This decrease was due to lower debt balances in the revolving credit principal balance.

Shareholder exit expense

The shareholder exit expense decreased by 47%, from $9.5 million for the three months ended June 30, 2019 to $5.1 million for the three months ended June 30, 2020. The fair value is based on a number of assumptions, including the probability of conversion, the timing of the conversion and the Company’s cost of capital. The probability of conversion increased, resulting in the increase of the fair value.

(Loss)income before income taxes

As a result of the foregoing, our loss before income taxes decreased by 115%, from $65.9 million for the three months ended June 30, 2019 to income before income taxes of $10.2 million for the three months ended June 30, 2020.

Income tax provision

Our income tax provision decreased by 18%, from $111 thousand for the three months ended June 30, 2019 to $90 thousand for the three months ended June 30, 2020. This decrease was primarily due to lower foreign withholding taxes on our lower international sales.

Net (loss) income

As a result of the above, our net loss for the period decreased by 115%, from a net loss of $66.0 million for the three months ended June 30, 2019 to net income of $10.2 million for the three months ended June 30, 2020.

Non-GAAP Measures

To supplement our consolidated financial statements, which are presented in accordance with U.S. GAAP, we also use EBITDA and free cash flow as additional financial measures, none of which is required by, or presented in accordance with, U.S. GAAP. We believe that EBITDA facilitates comparisons of operating performance from period to period and company to company by eliminating potential impacts of items that our management does not consider to be indicative of our operating performance. We believe that free cash flow is a meaningful indicator regarding our liquidity and the cash generated from (or used in) operating activities available for the execution of our business strategy. We believe that these measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as they help our management. However, our presentation of EBITDA and free cash flow may not be comparable to similarly titled measures presented by other companies. The use of these non-GAAP measures has limitations as an analytical tool, and you should not consider them in isolation from, or as substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

We define EBITDA as net (loss) income, excluding income tax provision, interest expense, interest income, and depreciation and amortization. We define free cash flow as net cash used in operating activities, reduced by purchase of property and equipment, increased by term loan draw and revolving credit facilities draw and reduced by revolving credit facilities repayment. The tables below reconcile EBITDA to net (loss) income and free cash flow to net cash used in operating activities, which in each case are the most directly comparable GAAP financial measures.

	For the Three Months Ended June 30,
	2019	2020
	(in thousands of dollars) (unaudited)

Net (loss) income	$(66,039)	$10,156
Income tax provision	111	90
Interest expense	6,109	5,699
Interest income	(129)	—
Depreciation and amortization	540	435
EBITDA	$(59,408)	$16,380

	For the Three Months Ended June 30,
	2019	2020
	(in thousands of dollars) (unaudited)

Net cash (used in) provided by operating activities	$(60,363)	$40,792
Purchase of property and equipment	(148)	(76)
Term loan draw	—	2,954
Revolving credit facilities draw	47,885	48,962
Revolving credit facilities repayment	(72,217)	(62,570)
Free cash flow	$(84,843)	$30,062

Key Financial and Operating Metrics

The following table sets forth our key financial and operating metrics for the periods indicated:

	For the Three Months ended June 30,
	2019	2020
	(Unaudited; Content investment and prints and advertising in millions of dollars)

Revenue decrease	(7)%	(12)%
Content investment (1)	$51	$6
Distribution and marketing (2)	$68	$11
Produced films (3)	1	1
Total film releases (4)	3	1

(1)	Capitalized film and TV costs, net of co-financing and government tax incentives.
(2)	Consists of advertising and marketing expenses on our films in the territories where we directly distribute.
(3)	Includes theatrical releases of films we produced or negative pickups in the United States.
(4)	Includes all films we distributed.

Liquidity and Capital Resources

We have historically funded our cash requirements principally from borrowings under our revolving credit facilities, borrowings under our term loan, and financing through issuance and sale of shares of our convertible redeemable preferred stock in private placement transactions. We are generally able to repay our borrowings under the revolving credit facilities with proceeds generated from the release of our films and other licensing arrangements. Going forward, we believe that our liquidity requirements will be satisfied by using a combination of cash generated from operating activities, borrowings under our credit facilities and the net proceeds received from the sale of our A Ordinary Shares pursuant to an effective registration statement on Form F-3.

The following table sets forth our cash flows for the periods indicated:

	For the Three Months ended June 30,
	2019	2020
	(in thousands) (unaudited)

Net cash (used in) provided by operating activities	$(60,363)	$40,792
Net cash used in investing activities	(148)	(76)
Net cash used in financing activities	(24,361)	(10,654)
Net (decrease) increase in cash and cash equivalents	(84,872)	30,062
Foreign exchange effects on cash	(45)	(11)
Cash and cash equivalents at beginning of period	130,778	25,705
Cash and cash equivalents at the end of the period	$45,861	$55,756

Net Cash Flows from Operating Activities

Net cash used in operating activities primarily comprises our net (loss) income for the period adjusted by depreciation and amortization, stock compensation expense, distribution rights expense, amortization and write-off of film costs, amortization of debt discount and issuance costs, disposal of fixed assets, accrual of paid-in-kind interest and changes in operating assets and liabilities.

For the three months ended June 30, 2020, net cash provided by operating activities was $40.8 million, which was primarily based on our net income during the period of $10.2 million, adjusted for amortization of film and TV costs of $29.1 million.

Net Cash Flows Used in Investing Activities

Net cash used in investing activities consists of our purchase of property and equipment. During the three months ended June 30, 2020, we had net cash used investing activities of $76 thousand.

Net Cash Flows from Financing Activities

For the three months ended June 30, 2020, net cash used in financing activities was $10.7 million, which was primarily attributable to revolving credit facilities repayments, offset by revolving credit facilities draws.

Indebtedness

Senior Credit Facility

On October 7, 2016, STX, as the parent entity of STX Financing, LLC (“Borrower”), entered into that certain Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement (the “Original Senior Credit Agreement”; as amended by each of the Senior Amendments (as defined below), the “Senior Credit Facility”) by and among STX, the Borrower, JPMorgan Chase Bank, N.A, as administrative agent and issuing bank (the “Senior Administrative Agent”), the lenders from time to time party thereto (the “Senior Lenders”) and the guarantors referred to therein (“Senior Guarantors”, together with the Borrower, the “Senior Credit Parties”). The Senior Credit Facility has been amended by that certain (i) Amendment No. 1 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of June 2, 2017 (the “First Senior Amendment”), (ii)

Amendment No. 2 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of October 4, 2017 (the “Second Senior Amendment”), (iii) Waiver and Amendment No. 3 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of February 22, 2018 (the “Third Senior Amendment”), (iv) Waiver and Amendment No. 4 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of February 11, 2019 (the “Fourth Senior Amendment”), (v) Consent and Amendment No. 5 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of January 30, 2020 (the “Fifth Senior Amendment”), and (vi) Consent and Amendment No. 6 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of April 17, 2020 (the “Sixth Senior Amendment,” together with the First Senior Amendment, Second Senior Amendment, Third Senior Amendment, Fourth Senior Amendment, Fifth Senior Amendment, Sixth Senior Amendment, and the Seventh Senior Amendment, the “Senior Amendments”).

Pursuant to the Senior Credit Facility, the Borrower may borrow up to $350.0 million from the Senior Lenders on a revolving basis. All advances are subject to a borrowing base determined by a variety of the Credit Parties’ assets and secured by substantially all of the Credit Parties’ assets. The Borrower may borrow up to an additional $250.0 million, subject to certain conditions, as set forth in the Senior Credit Facility. The incremental amounts are issued on the same terms as the existing Senior Credit Facility.

Repayments of all outstanding balances and interest will be due on October 7, 2021. For LIBOR loans, the interest is equal to 3.00% plus the LIBOR rate. We are required to pay a commitment fee at an annual rate of 0.75% if credit exposure is less than 50.00% of total commitments and 0.50% if credit exposure is more than 50.00% of the undrawn amounts.

The Senior Credit Facility includes certain covenants, which we believe are in line with like transactions across the industry, including limitations on our ability to incur additional indebtedness, incur liens, provide guaranties, make certain investments, pay dividends or make other restricted payments, sell or discount receivables, enter into sale and leaseback or soft dollar transactions, make capital expenditures above an annual cap and enter into certain transactions with affiliates. See “Part I—Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Covenants in the instruments governing our and our subsidiaries’ existing indebtedness may limit our operational flexibility, including our ability to incur additional debt” in our Transition Report on Form 20-F submitted to the SEC on October 30, 2020, as amended by our Report on Form 20-F/A, submitted to the SEC on November 3, 2020, for a more detailed description of these covenants. The covenants contained in our credit facilities are consistent with market practice for comparable transactions for companies operating in the same industry as us. The covenants are sized in such a manner that they allow us to operate in a manner consistent with its historical practice as well as near-term expectations. To the extent we need to engage in any activity that is restricted under our covenants, we must seek approval from our lenders. We have done this on multiple occasions when, for example, we have needed incremental capacity to fund overhead. To date, we have been successful in obtaining such approvals when needed. At this time, we are in compliance with each covenant under our credit facilities.

As of June 30, 2020, $217 million has been drawn on the Senior Credit Facility, and the remaining $133 million of the $350 million facility was unutilized (limited by an asset-based borrowing base covenant). This unutilized capacity as of June 30, 2020 does not include the increase in commitments of up to $250 million that is permitted under the circumstances described above. At this time, we were in compliance with each covenant under our credit facilities. The effective interest rate is 4.52% as of June 30, 2020.

Mezzanine Facility

On October 7, 2016, STX, as the parent entity of Borrower, entered into that certain Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement (the “Original Subordinated Credit Agreement”; as amended by each of the Subordinated Amendments (as defined below), the “Mezzanine Facility”) by and among the STX, the Borrower, Red Fish Blue Fish, LLC, as administrative agent (the “Subordinated Administrative Agent”), the lenders from time to time party thereto (the “Subordinated Lenders”) and the guarantors referred to therein (the “Subordinated Guarantors”, together with the Borrower, the “Subordinated Credit Parties”). The Mezzanine Facility has been amended by that certain (i) Amendment No. 1 to Second Amended and Restated Credit Agreement dated as of March 2, 2018 (the “First Subordinated Amendment”), (ii) Consent and Amendment No. 2 to Second Amended and Restated Subordinated Credit Agreement dated as of February 11, 2019 (the “Second Subordinated Amendment”) and (iii) Consent and Amendment No. 3 to Second Amended and Restated Credit Agreement dated as of April 17, 2020 (the “Third Subordinated Amendment”, together with the First Subordinated Amendment and Second Subordinated Amendment, the “Subordinated Amendments”).

Pursuant to the Mezzanine Facility, the Borrower borrowed a term loan in the amount of $35,210,000 (the “Subordinated Loans”) from the Subordinated Lenders. On or around July 30, 2020 Borrower prepaid the Obligations under and as defined in the Mezzanine Facility in an amount equal to $21.5 million. Pursuant to the terms of the Third Subordinated Amendment, STX has agreed to use its commercially reasonable efforts to cause the remainder of all of the amounts outstanding under the Mezzanine Facility to be fully repaid in cash concurrently with any subsequent renewal, refinancing, repayment, forgiveness, replacement or termination of the Senior Credit Facility.

The obligations under the Mezzanine Facility are secured by substantially all of the Credit Parties’ assets, but subordinated in right of payment and collateral to the obligations under the Senior Credit Agreement. There is no incremental capacity under the Mezzanine Facility.

The maturity date of the Mezzanine Facility is July 7, 2022. Amounts borrowed under the Mezzanine Facility accrue interest at an annual fixed rate of 11.0%. The interest rate applicable to the Subordinated Loans shall be payable on each Interest Payment Date (as defined in the Mezzanine Facility), on the maturity date of the Mezzanine Facility and on the date of any prepayment thereunder as follows: (i) in cash in an amount equal to 9.0% per annum; plus (ii) in kind in an amount equal to 2.0% per annum by adding an amount equal to such unpaid interest to the principal amount of the Subordinated Loans.

The Mezzanine Facility includes certain covenants, which are comparable to transactions involving companies operating in the Borrower’s industry, including limitations on our ability to incur additional indebtedness, incur liens, provide guaranties, make certain investments, pay dividends or make other restricted payments, sell or discount receivables, enter into sale and leaseback or soft dollar transactions, make capital expenditures above an annual cap and enter into certain transactions with affiliates. See “Part I—Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Covenants in the instruments governing our and our subsidiaries’ existing indebtedness may limit our operational flexibility, including our ability to incur additional debt” in our Transition Report on Form 20-F submitted to the SEC on October 30, 2020, as amended by our Report on Form 20-F/A, submitted to the SEC on November 3, 2020, for a more detailed description of these covenants.

As of June 30, 2020, $38 million remained outstanding under the Mezzanine Facility and there was no unused capacity. The Mezzanine Facility is set to mature on July 7, 2022.

Paycheck Protection Program

On April 4, 2020, The Company was granted a loan from JPMorgan Chase Bank, N.A. in the aggregate amount of $2.9 million at an interest rate of 0.98% per annum, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act which was enacted March 27, 2020. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses. The Company intends to use the entire loan amount for purposes consistent with the PPP. Repayment date is not known at this time. The Company anticipates the loan to be fully forgiven.

The following table sets forth the indebtedness described above and related discount and debt issuance costs as of the dates indicated:

	As of June 30,
	2019	2020
	(in thousands) (unaudited)

Revolving credit facilities:
Senior Credit Facility	$236,450	$216,761
Prints and Advertising Facility (1)	10,000	—
Debt issuance costs	(6,797)	(3,194)
Revolving credit facilities	$239,653	$213,567
Term loans:
Term loans (2)	35,210	38,164
Interest paid in kind	7,007	7,857
Debt discount	(465)	(310)
Debt issuance costs	(266)	(177)
Term loans, net	41,486	45,534
Total debt	$281,139	$259,101

(1) The Prints and Advertising Facility was terminated and repaid in full in January 2020.

(2) The balance at June 30, 2019 includes the Mezzanine Facility and Aperture Term Loan, which was terminated and repaid in full in May 2019. The balance at June 30, 2020 includes the Mezzanine Facility and the Paycheck Protection Program loan received in April 2020.

As of June 30, 2020, we have a total of $133 million in unutilized debt capacity ($216.7 million of which is subject to an asset-based borrowing base covenant under our Senior Credit Facility). This amount does not include the increase in commitments of up to $250 million that is permitted under the Senior Credit Facility under the circumstances described above.

Our secured bank loans are secured by substantially all of our assets. As of June 30, 2020, we are not in breach of any of the covenants of the loans.

As of June 30, 2020, we had long-term borrowings of $256.1 million.

Other than in the ordinary course of business as discussed under “Business—Our Business Model—Films—Film Project Financing—Loans,” in our Transition Report on Form 20-F, submitted to the SEC on October 30, 2020, as amended by our Report on Form 20-F/A, submitted to the SEC on November 3, 2020, and except as described above, since June 30, 2020, there has been no material change in our indebtedness.

Except as discussed above, and apart from normal trade and other payables in the ordinary course of business, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances, acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of close of business on the latest practicable date.

The Senior Credit Facility matures on October 7, 2021. The maturity of the Senior Credit Facility now falls within the twelve-month period following the issuance of the June 30, 2020 STX financial statements for which STX is required to evaluate as part of its assessment its ability to continue as a going concern. Management believes that STX has adequate liquidity to fund its operations up until the maturity of the Senior Credit Facility. Management of the Company is optimistic that the revolving credit facility will be refinanced prior to the credit facility maturity date. For additional information, see Note 1 and Note 3 to the audited Consolidated Financial Statements included in our Transition Report on Form 20-F, submitted to the SEC on October 30, 2020, as amended by our Report on Form 20-F/A, submitted to the SEC on November 3, 2020.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2020, we have not entered into any off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risk

We are exposed to a variety of financial risks, including market risks (such as interest rate risk and foreign currency risk), credit risk and liquidity risk.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our debt obligations with a floating interest rate.

Our policy is to manage our interest cost using a mix of fixed and variable rate debts by analyzing our interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternate financing. Based on these scenarios, we manage our mix of fixed and variable rate debts by taking advantage of the most favorable rates and expected cash flows. As of June 30, 2020, approximately 17% of our interest-bearing loans bore interest at fixed rates.

The following table presents our financial instruments that are sensitive to changes in interest rates. The table also presents the cash flows of the principal amounts of the financial instruments with the related weighted average interest rates by expected maturities or required principal payment dates and the fair value of the instruments as of June 30, 2020:

	2020	2021	2022	2023	Future Total	Fair Value June 30, 2020
	(in thousands of dollars, unaudited)
Variable Rates
Senior Credit Facility (1)	$—	$—	$216,761	$—	$216,761	$216,761
Average Interest Rate	4.52%
Fixed Rates
Mezzanine Facility (2)	—	—	—	43,068	43,068	44,102
Average Interest Rate	12.50%
PPP Loan	—	—			2,954	2,954
Average Interest Rate	0.98%
Total	$—	$—	$216,761	$43,068	$262,783	$263,817

(1) The Senior Credit Facility matures October 7, 2021 and bears interest at a rate equal to 3.00% plus LIBOR for LIBOR loans. The current capacity is $350 million which can be increased by up to $250 million. We are required to pay a commitment fee at an annual rate of 0.75% if the credit exposure is less than 50% of total commitments, and 0.50% if credit exposure is more than 50% of the undrawn amounts.

(2) The Mezzanine Facility matures on July 7, 2022. We are required to pay interest at an annual rate of 11.0% (9.0% in cash and 2.0% in kind).

Assuming the Senior Credit Facility outstanding balance and the applicable LIBOR in effect as of June 30, 2020, a quarter point change in interest rates would result in a $556 thousand change in annual interest expense.

Foreign Currency Risk

We have transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies.

In the three months ended June 30, 2020, we recognized foreign currency translation gain of $29 thousand.

As of June 30, 2020, the Company had the following outstanding forward foreign exchange contracts (with maturity less than six months):

Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per USD

Canadian Dollar	5,595	in exchange for	$4,056	$1.35

The loss capitalized to productions and loss recognized in the consolidated statement of operations for the three months ended June 30, 2020 related to foreign currency derivatives was immaterial.

Liquidity Risk

We monitor our risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both our financial instruments and financial assets (e.g., trade receivables) and projected cash flows from operations. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, and other interest-bearing loans.

Safe Harbor

See “Special Note Regarding Forward-Looking Statements” in this Report of Foreign Private Issuer on Form 6-K, submitted to the SEC on December 16, 2020.